Lichen China Ltd.

B2306, Block B

Tower 3, Jinjiang Wanda Plaza Commercial Complex

888 Century Avenue

Meiling Street, Jinjiang City

Fujian Province, PRC 362000

January 14, 2022

Via Edgar Correspondence

Mr. Nicholas Lamparski

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Lichen China Ltd. Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted December 9, 2021 CIK No. 0001876766

Dear Mr. Lamparski,

This letter is in response to the letter dated December 27, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Lichen China Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended draft registration statement on Form F-1 (the “Amendment No. 3 of the Registration Statement”) is being submitted to accompany this letter.

Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted December 9, 2021

Cover Page

1. We note your amended disclosure in response to our prior comment 2, and reissue the comment in part. Please expand the disclosure on your cover page to indicate that if Chinese regulatory authorities disallowed your operating structure, it would likely result in a material change in your operations. The current disclosure indicates that this would likely result in a material change in your results of operations, which is separate from your actual operations.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the cover page to disclose that if Chinese regulatory authorities disallowed our operating structure, it would likely result in a material change in our actual operations, as well as results of operations, in China.

2. We note your disclosure that Lichen China Limited does not directly own substantially all of your business in China conducted by your subsidiaries. Please revise to clarify that Lichen China Limited does not directly own any interests in your Chinese subsidiaries.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosures on the cover page in Amendment No. 3 of the Registration Statement to clarify that Lichen China Limited indirectly owns 100% equity interests in the Chinese subsidiaries.

3. In your discussion of how cash is transferred through your organization, please provide cross-references to the condensed consolidating schedule and the consolidated financial statements. Please quantify the amounts of the dividend payments made by your subsidiaries during fiscal years 2019 and 2020, and clarify which subsidiaries made such payments. Please also state whether the company or its subsidiaries have made any transfers, dividends, or distributions to investors, or investors have made transfers, dividends or distributions to these entities. If so, quantify the amounts, where applicable.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have added the disclosure on the cover page of Amendment No. 3 of the Registration Statement to provide cross-references to the condensed consolidating schedule and the consolidated financial statements. We have quantified the amounts of the dividend payments made by our subsidiaries during fiscal years 2019 and 2020, and clarified which subsidiaries made such payments. Also, we have stated that other than the previous disclosure, no other cash or asset transfers have occurred among the Company and its subsidiaries.

Prospectus Summary, page 2

4. We note your amended disclosure in response to our prior comment 3, and reissue the comment in part. Please clarify whether you are required to obtain any permissions or approvals from any Chinese authorities to operate in the PRC. In this regard, we note your amended disclosure states that you “currently have obtained all material permissions and approvals required for [y]our operations in compliance with the relevant PRC laws and regulations for [y]our operations in the PRC.” To the extent you or your subsidiaries are required to obtain permissions or approvals from Chinese authorities to operate in the PRC, please revise to disclose each permission or approval, as well as the consequences to you and your investors if you do not receive or maintain the approvals and permissions. In addition, please disclose the consequences to you and your investors if you or your subsidiaries inadvertently conclude that you and your subsidiaries are not required to obtain any approvals or permissions from Chinese or other authorities, including the China Securities Regulatory Commission, Cyberspace Administration of China, or any other governmental entity, to operate, issue, or offer your securities to foreign investors.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the prospectus summary on page 2 of Amendment No. 3 of the Registration Statement to disclose licenses that our subsidiaries have obtained and the consequences to our operation if we fail to maintain and obtain such approvals or permissions. Also, we respectfully advise the Staff that we have updated our disclosure on the prospectus summary on page 2 of Amendment No. 3 of the Registration Statement to reflect the consequences to our operation and our investors if we or our subsidiaries inadvertently conclude that we and our subsidiaries are not required to obtain any approvals or permissions from the CSRC, CAC or any other Chinese authorities to operate, issue or offer our securities to foreign investors.

Risk Factors

Risks Relating to Doing Business in China

The approval of the China Securities Regulatory Commission . . ., page 31

5. We note your statement that approval of the CSRC may be required in connection with the offering, but that your PRC counsel has advised you that CSRC approval may not be required. Please revise to provide a more definitive statement as to whether CSRC approval is required. Please also reconcile this with your statement on page 2 that you are not currently required to obtain any regulatory permission or approval from any Chinese authorities to issue and offer securities to foreign investors. Further, please indicate whether PRC counsel will be rendering an opinion as to matters of PRC law. Please make similar revisions to your risk factor on page 37 relating to CAC oversight and review.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the risk factors on page 31 and page 37 in Amendment No. 3 of the Registration Statement to provide a more definitive statement that we are not currently required to obtain any approval from the CSRC or CAC and to reconcile this with the statement on page 2 that we are not currently required to obtain any regulatory permission or approval from any Chinese authorities to issue and offer securities to foreign investors. Further, we respectfully advise the Staff that the PRC counsel will be rendering an opinion as to matters of PRC law once the Company files publicly.

The recent joint statement by the SEC and PCAOB, proposed rule changes . . ., page 36

6. We note your risk factor disclosure on page 36 that “the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.” Please revise to refer to this “bill” as the Accelerating Holding Foreign Companies Accountable Act. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff we have revised the risk factor on page 36 in Amendment No. 3 of the Registration Statement to disclose the “bill” as the Accelerating Holding Foreign Companies Accountable Act. Also, we respectfully advise the Staff that we have updated our disclosure on the cover page, page 9, and page 36 to reflect the latest rules issued by PCAOB on December 16, 2021.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Ya Li
Name:	Ya Li
Title:	Chief Executive Officer and Director

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